UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 2)*

THE SECURITIES EXCHANGE ACT OF 1934

New Mountain Guardian III BDC, L.L.C.
(Name of Issuer)

Units of Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number)

New Mountain Guardian Investments III, L.L.C. 1633 Broadway, 48th Floor New York, NY 10019 (212) 720-0300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Persons New Mountain Guardian Investments III, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,078,480

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,078,480

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,078,480

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 24.44%

14	Type of Reporting Person OO – Limited Liability Company

CUSIP No. N/A

1	Name of Reporting Persons Steven B. Klinsky

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,078,480

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,078,480

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,078,480

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 24.44%

14	Type of Reporting Person IN

Item 1.	Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statements on Schedule 13D filed on February 12, 2020 as amended by Amendment No. 1 filed on May 7, 2020 (as so amended, the “Schedule 13D”) relating to the units of limited liability company interests (the “Units”) of New Mountain Guardian III BDC, L.L.C. (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. The principal executive office of the Issuer is 1633 Broadway, 48th Floor, New York, New York 10019.

Item 2.	Identity and Background.
Item 2 (b) of the Schedule 13D is hereby amended to update each of the Reporting Person’s business address to 1633 Broadway, 48th Floor, New York, New York, 10019.
Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented to include the following:

On December 18, 2020, the Issuer delivered a capital drawdown notice, pursuant to which New Mountain Guardian Investments III, L.L.C. was obligated to make a capital contribution to purchase 4,500,000 Units at $10 per unit. The purchase closed on December 22, 2020 whereby New Mountain Guardian Investments III, L.L.C. was issued 4,500,000 Units of the Issuer for an aggregate purchase price of $45,000,000. On October 11, 2021, the Issuer delivered a capital drawdown notice, pursuant to which New Mountain Guardian Investments III, L.L.C. was obligated to make a capital contribution to purchase 7,565,196 Units at $10 per unit. The purchase closed on October 25, 2021 whereby New Mountain Guardian Investments III, L.L.C. was issued 7,565,196 Units of the Issuer for an aggregate purchase price of $75,651,960. On December 1, 2021, the Issuer delivered a capital drawdown notice, pursuant to which New Mountain Guardian Investments III, L.L.C. was obligated to make a capital contribution to purchase 5,615,696 Units at $10 per unit. The purchase closed on December 15, 2021 whereby New Mountain Guardian Investments III, L.L.C. was issued 5,615,696 Units of the Issuer for an aggregate purchase price of $56,156,960. On March 10, 2022, the Issuer delivered a capital drawdown notice, pursuant to which New Mountain Guardian Investments III, L.L.C. was obligated to make a capital contribution to purchase 5,615,696 Units at $10 per unit. The purchase closed on March 24, 2022 whereby New Mountain Guardian Investments III, L.L.C. was issued 5,615,696 Units of the Issuer for an aggregate purchase price of $56,156,960.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

The information contained in Item 3 above and Item 6 below is incorporated herein by reference.

The Reporting Persons are affiliates of the Issuer and the Issuer’s investment adviser, New Mountain Finance Advisers BDC, L.L.C., a wholly-owned subsidiary of New Mountain Capital Group, L.P.

The acquisition of the Units as described under Item 3 is solely for investment purposes. The Reporting Persons evaluate their investments in the Units on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth in this Schedule 13D, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer’s management, the members of the Issuer’s Board of Directors, other significant unitholders and others regarding alternatives that the Issuer could employ to increase unitholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of Units they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other unitholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors, the Issuer’s unitholders, and others.

Item 5.	Interest in Securities of the Issuer.
Items 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows: The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.
(a)

As of the date hereof, the Reporting Persons may be deemed to beneficially own the 28,078,480 Units directly held by New Mountain Guardian Investments III, L.L.C., representing 24.44% of the outstanding Units. The beneficial ownership percentage is based on 114,906,527 Units outstanding as of June 30, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on August 12, 2022.

(b)	Steven B. Klinsky, as the Managing Member of New Mountain Guardian Investments III, L.L.C., may be deemed to be the beneficial owner of the securities reported herein.

(c)	Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in the Units of the Issuer during the past 60 days.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Reporting Persons have committed to purchase up to 28,078,480 Units (the “Capital Commitment”), of which $280,784,800 representing 28,078,480 Units have been purchased as of the date hereof. On January 15, 2021, the Reporting Persons entered into a Second Amended and Restated Limited Liability Company Agreement (the “Second Amended Issuer LLC Agreement”) with the Issuer. On July 22, 2021, the Reporting Persons entered into a Third Amended and Restated Limited Liability Company Agreement (the “Third Amended Issuer LLC Agreement”) with the Issuer.

On December 18, 2020, the Reporting Persons entered into a subsequent commitment letter with the Issuer (the “Second Subsequent Commitment Letter”), increasing the capital commitment to the Issuer by an amount equal to $75,000,000. On October 8, 2021, the Reporting Persons entered into a subsequent commitment letter with the Issuer (the “Third Subsequent Commitment Letter”), increasing the capital commitment to the Issuer by an amount equal to $126,086,600.

The foregoing description of each of the Second Amended Issuer LLC Agreement, the Third Amended Issuer LLC Agreement, the Second Subsequent Commitment Letter and the Third Subsequent Commitment Letter does not purport to be complete and each is qualified in its entirety by reference to the full text of the Second Amended Issuer LLC Agreement and Third Amended Issuer LLC Agreement, the Second Subsequent Commitment Letter and the Third Subsequent Commitment Letter, each of which are filed as exhibits hereto and incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of its knowledge, any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit E – Second Amended and Restated Limited Liability Company Agreement of the Issuer (incorporated by reference to Exhibit 3.1 of the Issuer’s Form 8-K filed with the Commission on January 22, 2021).

Exhibit F – Third Amended and Restated Limited Liability Company Agreement of the Issuer (incorporated by reference to Exhibit 3.1 of the Issuer’s Form 8-K filed with the Commission on July 23, 2021).

Exhibit G – Second Subsequent Commitment Letter*

Exhibit H – Third Subsequent Commitment Letter*

Exhibit I - Power of Attorney (incorporated by reference to Exhibit 24 of the Reporting Persons' Form 4 filed with the Commission on October 3, 2022)

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2022	NEW MOUNTAIN GUARDIAN INVESTMENTS III, L.L.C.

	By:	/s/ Joseph Hartswell
	Name:	Joseph Hartswell
	Title:	Authorized Signatory

STEVEN B. KLINSKY

	By:	/s/ Joseph Hartswell
Joseph Hartswell, Attorney-in-Fact for Steven B. Klinsky

Exhibit G

New Mountain Guardian III BDC, L.L.C.
787 Seventh Avenue, 48th Floor
New York, New York 10019

December 18, 2020

New Mountain Guardian III BDC, L.L.C.

New Mountain Guardian Investments III, L.L.C.

787 Seventh Avenue, 48th Floor
New York, New York 10019

To Whom It May Concern:

Reference is made to the Amended and Restated Limited Liability Company Agreement of New Mountain Guardian III BDC, L.L.C. (the “Fund”), dated as of July 15, 2019 (the “LLC Agreement”), by and among the Fund, New Mountain Finance Advisers BDC, L.L.C., and the members named in the books and records thereof. Capitalized terms used herein without definition have the same meanings as in the LLC Agreement.

1.            Sponsor Commitment. New Mountain Guardian Investments III, L.L.C. (the “Sponsor”) hereby makes an additional Capital Commitment to the Fund in an amount equal to $75,000,000.00 (the “Additional Sponsor Commitment”). Together with the initial Capital Commitment of $39,698,200.00 made and accepted on July 15, 2019 and the additional Capital Commitment of $40,000,000.00 made and accepted on December 6, 2019, the total Capital Commitment by the Sponsor to the Fund shall equal $154,698,200.00 as of the date hereof. The terms and conditions of the Additional Sponsor Commitment will be as set forth in the LLC Agreement and the Sponsor agrees to be bound by the terms and provisions of the LLC Agreement. The Fund hereby accepts the Additional Sponsor Commitment.

2.            Headings. The headings contained in this letter agreement are for convenience and reference purposes only and shall not be deemed to alter or affect in any way the meaning or interpretation of any provisions of this letter agreement.

3.            Governing Law. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

4.            Counterparts. This letter agreement may be executed in any number of counterparts, any one of which need not contain the signatures of more than one party, but all of such counterparts together shall constitute one agreement.

*          *          *

New Mountain Guardian Investments III, L.L.C.

By:	/s/ Steven B. Klinsky
Steven B. Klinsky, Member

Agreed and accepted as of the date first set forth above:
New Mountain Guardian III BDC, L.L.C.

By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Director and Executive Vice President

Exhibit H

New Mountain Guardian III BDC, L.L.C.
1633 Broadway, 48th Floor

New York, New York 10019

October 8, 2021

New Mountain Guardian III BDC, L.L.C.

New Mountain Guardian Investments III, L.L.C.

1633 Broadway, 48th Floor

New York, New York 10019

To Whom It May Concern:

Reference is made to the Third Amended and Restated Limited Liability Company Agreement of New Mountain Guardian III BDC, L.L.C. (the “Fund”), dated as of July 22, 2021 (the “LLC Agreement”), by and among the Fund, New Mountain Finance Advisers BDC, L.L.C., and the members named in the books and records thereof. Capitalized terms used herein without definition have the same meanings as in the LLC Agreement.

1.            Sponsor Commitment. New Mountain Guardian Investments III, L.L.C. (the “Sponsor”) hereby makes an additional Capital Commitment to the Fund in an amount equal to $126,086,600.00 (the “Additional Sponsor Commitment”). Together with the initial Capital Commitment of $39,698,200.00 made and accepted on July 15, 2019, the additional Capital Commitment of $40,000,000.00 made and accepted on December 6, 2019, and the additional Capital Commitment of $75,000,000.00 made and accepted on December 18, 2020, the total Capital Commitment by the Sponsor to the Fund shall equal $280,784,800.00 as of the date hereof. The terms and conditions of the Additional Sponsor Commitment will be as set forth in the LLC Agreement and the Sponsor agrees to be bound by the terms and provisions of the LLC Agreement. The Fund hereby accepts the Additional Sponsor Commitment.

2.            Headings. The headings contained in this letter agreement are for convenience and reference purposes only and shall not be deemed to alter or affect in any way the meaning or interpretation of any provisions of this letter agreement.

3.            Governing Law. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

4.            Counterparts. This letter agreement may be executed in any number of counterparts, any one of which need not contain the signatures of more than one party, but all of such counterparts together shall constitute one agreement.

*          *          *

New Mountain Guardian Investments III, L.L.C.

By:	/s/ Steven B. Klinsky
Steven B. Klinsky, Member

Agreed and accepted as of the date first set forth above: New Mountain Guardian III BDC, L.L.C.

By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Director and Executive Vice President